Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     PreMD Inc. Signs Agreement with Cosmetics Conglomerate

     TORONTO, March 6 /CNW/ - Predictive medicine company PreMD Inc. (TSX:
PMD; Amex: PME) today announced that it has entered into a collaboration with one of the world's largest beauty companies. The agreement is for skincare devices using PreMD's innovative skin testing technologies, to enhance the capabilities of cosmetic compounds. Financial details and the name of the organization are not being disclosed at this time.
     "This is a very positive development for PreMD," said Brent Norton, president and CEO of PreMD. "To engage in research and testing with one of the world's leading cosmetics companies is a significant development which validates our expertise in skin testing, exposes our product capabilities to new markets, and opens the door to further commercial partnerships. We are excited by the prospect of developing new technologies in the cosmetics field and we are looking forward to capitalizing on these and other opportunities in the near future."
     Dr. Norton continued, "Not only does this agreement validate our international intellectual property portfolio, it also expands our capabilities in the marketplace as we hope to complete additional agreements with the inclusion of commercial terms."

     About PreMD Inc.

     PreMD Inc. is a leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases. PreMD's cardiovascular products include a line of non-invasive skin cholesterol tests. PreMD's other skin cholesterol products include PREVU(x) LT, a skin cholesterol test designed for use in the life insurance industry. The
Company's cancer tests include ColorectAlert(TM), LungAlert(TM) and a breast cancer test. PreMD's head office is located in Toronto, Ontario and its research and product development facility is at McMaster University in
Hamilton, Ontario. For more information about PreMD, please visit
www.premdinc.com.

     This press release contains forward-looking statements. These statements involve known and unknown risks and uncertainties, which could cause the
Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the success of a plan for regaining compliance with certain continued
listing standards of the American Stock Exchange, successful development or marketing of the Company's products, the competitiveness of the Company's products if successfully commercialized, the lack of operating profit and availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, product liability, reliance on third-party manufacturers, the ability of the Company to take advantage of business opportunities, uncertainties related to the regulatory process, and general changes in economic conditions. In addition, while the Company routinely obtains patents for its products and technology, the protection offered by the Company's patents and patent applications may be challenged, invalidated or circumvented by our competitors and there can be no guarantee of our ability to obtain or maintain patent protection for our products or product candidates.
     Investors should consult the Company's quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. PreMD is providing this information as of the date of this press release and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

     (x) Trademark

     %SEDAR: 00007927E          %CIK: 0001179083

     /For further information: Michelle Rabba, Manager, Corporate
Communications, Tel: (416) 222-3449 ext. 25, Email: mrabba(at)premdinc.com/
     (PMD. PME)

CO:  PreMD Inc.

CNW 08:30e 06-MAR-08